Morgan Stanley Asia-Pacific Fund, Inc. June 16, 2010
Director	        For		Withheld
Frank L. Bowman	        22,293,974	4,543,253
James F. Higgins	22,284,075	4,553,152
Manuel H. Johnson	22,296,409	4,540,818

To Consider and act upon a stockholder proposal recommending that the Board of Directors take the steps necessary to adopt an interval fund structure.

	For	Withheld	Abstain	Broker Non-Votes
	14,215,158	4,510,029	125,563	7,986,476